UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934 *
                               (Amendment No. 31)*

                          Ampco-Pittsburgh Corporation
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   032037 10 3
                                  ------------
                                 (CUSIP Number)

                                  Louis Berkman
                            The Louis Berkman Company
                                  P.O. Box 820
                            Steubenville, Ohio 43952
                             Telephone: 614-283-3722
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  May 10, 2000
                                  -------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box [ ].

Note: Schedules filed in paper formal shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032037 10 3

1.   NAME OF REPORTING PERSON
     The Louis Berkman Company

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) | |
                                                                        (b) | |
3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IN REQUIRED PURSUANT TO ITEM 2(e) | |

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio

                                    7.   SOLE VOTING POWER
                                          2,250,189
          NUMBER OF
           SHARES                   8.   SHARED VOTING POWER
     BENEFICIALLY OWNED                       0
      BY EACH REPORTING
           PERSON                   9.   SOLE DISPOSITIVE POWER
            WITH                          2,250,189

                                    10.  SHARED DISPOSITIVE POWER
                                              0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,250,189

12.  CHECK BOX IF THE AGGREGATE AM0UNT IN ROW (11) EXCLUDES CERTAIN SHARES   | |

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     23.4%

14.  TYPE OF REPORTING PERSON
     CO

1.   NAME OF REPORTING PERSON
     Louis Berkman

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                        (b) |_|

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO INTEM 2(d) or 2(e) |_|

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
                                         7.   SOLE VOTING POWER
                                               334,888
                  NUMBER OF
                   SHARES                8.   SHARED VOTING POWER
                BENEFICIALLY                  2,251,455
                  OWNED BY
                    EACH                 9.   SOLE DISPOSITIVE POWER
                  REPORTING                    334,888
                   PERSON
                    WITH                 10.  SHARED DISPOSITIVE POWER
                                              2,251,455

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,586,343

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     26.6%

14.  TYPE OF REPORTING PERSON
     IN

         This statement constitutes Amendment No. 31 to a Statement on Schedule 13D, as amended by Amendments No. 1-30 (the "Schedule 13D"), filed with the Securities and Exchange Commission, with respect to the Common Stock, par value $1.00 per share (the "Common Shares") of Ampco-Pittsburgh Corporation (the "Issuer"), on behalf of Louis Berkman and The Louis Berkman Company. Louis Berkman and The Louis Berkman Company are collectively referred to as the "Reporting Persons." Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

         The information set forth in the Schedule 13D is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by adding the following:

         The funds used in making acquisitions of Common Shares since the previous amendment of the Schedule 13D amounted to $740,653.50 (including commissions) and came from the general funds of The Louis Berkman Company.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) As of the close of business on May 15, 2000, the Reporting Persons beneficially owned an aggregate of 2,586,343 Common Shares, which constitutes approximately 26.6% of the outstanding Common Shares based on 9,602,621 Common Shares outstanding according to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000. The Reporting Persons beneficially own these securities as follows:

                Name                                          Shares Owned
                ----                                          ------------
The Louis Berkman Company                                        2,250,189
Louis Berkman                                                      336,154(1)(2)
                                                              ------------
                Total                                            2,586,343(1)(2)

         Other than Louis Berkman, the only other officer and/or director of The Louis Berkman Company who beneficially owns Common Shares is Robert A. Paul. As of the date of this report, Robert A. Paul, a director and the President of the Issuer, beneficially owns 164,155 Common Shares. (1) (3).

----------

(1) Includes 1,266 Common Shares held by The Louis and Sandra Berkman Foundation, of which Louis Berkman and Robert A. Paul are trustees. Louis Berkman and Robert A. Paul disclaim beneficial ownership of such shares.

(2)      Includes options to purchase 120,000 Common Shares.

(3) Includes options to purchase 120,000 Common Shares. Excludes 2,250,189 Common Shares beneficially owned by The Louis Berkman Company and 13,767 Common Shares owned by Robert A. Paul's wife, who is the daughter of Louis Berkman. Robert A. Paul disclaims beneficial ownership of the shares owned by his wife.

         (b) The Louis Berkman Company has sole voting and dispositive powers over the 2,250,189 which it owns directly. Louis Berkman has sole voting and dispositive powers over the 334,888 Common Shares which he beneficially owns directly. Because of his control of The Louis Berkman Company, Louis Berkman may be deemed to share voting and dispositive powers over the shares held by The Louis Berkman Company. Louis Berkman and Robert A. Paul share voting and dispositive powers over the 1,266 Common Shares held by

The Louis and Sandra Berkman Foundation. Robert A. Paul has sole voting and dispositive powers over the 162,889 Common Shares beneficially owned directly by him.

         (c) During the last sixty (60) days, the only transactions in the Common Shares of the Issuer by the persons named in response to paragraph (a) of this Item were the following open market purchases on the New York Stock
Exchange:

Purchaser:   The Louis Berkman Company
----------   -------------------------

                                                             Price Per Share
Transaction Date        Number of Shares Purchased        (Excluding Commission)
----------------        --------------------------        ---------------------

     3/20/00                    10,000                          $ 11.00
     3/20/00                     4,500                          $10.875
     4/26/00                    11,500                          $ 11.00
     4/27/00                     2,000                          $ 11.00
      5/3/00                       700                          $ 11.00
      5/4/00                     4,400                          $ 11.00
      5/5/00                     1,400                          $ 11.00
      5/9/00                     3,500                          $ 11.00
     5/10/00                     9,600                          $ 11.00
     5/11/00                       100                          $ 11.00
     5/12/00                     4,800                          $ 11.00

        (d)  Not applicable.

        (e)  Not applicable.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 16, 2000
                                        /s/ Louis Berkman
                                        ------------------------------
                                            Louis Berkman


                                        THE LOUIS BERKMAN COMPANY

                                        /s/ Louis Berkman
                                        ------------------------------
                                        By: Louis Berkman, President



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